SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2004
_______________________

ELBIT VISION SYSTEMS LTD.
(Translation of Registrant’s name into English)
_______________________

New Industrial Park, Post Office Box 140, Yoqneam, Israel
(Address of Principal Executive Offices)
_______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:        Form 20-F☒ Form 40-F☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes ☐ No ☒

On September 8, 2004, the Registrant issued the press release which is filed as Exhibit 1 to this Report on Form 6-K. This report on Form 6-K is being incorporated by reference into all effective registration statements filed by us under the Securities Act of 1933.

               Exhibit 1

ELBIT VISION SYSTEMS LTD. COMPLETES ACQUISITION OF SCANMASTER

Shareholders’ equity to increase to over $8M

Yoqneam, Israel, September 8, 2004 – Further to its announcement of July 13, 2004, Elbit Vision Systems Ltd. (OTCBB: EVSNF.OB) today announced that it has completed the acquisition of ScanMaster, a company that develops, manufactures and markets ultrasonic inspection equipment for the automotive, transportation and metal industries.

To complete the transaction, EVS paid ScanMaster’s shareholders $3 million in cash and issued 7,414,213 shares of EVS common stock. The funds were drawn from EVS’ equity line with Cornell Capital. Following the completion of the transaction, ScanMaster’s former shareholders will own approximately 22% of EVS’ share capital, and EVS' shareholder’s equity will exceed $8 million.

Both this acquisition and EVS’ June 2004 acquisition of Yuravision Ltd., a developer of visual inspection systems for the LCD industry are central components of EVS’ reorganization and strategic plan to expand its product portfolio and penetrate new markets. Having completed both transactions, EVS will now begin operating as two distinct divisions: 1) the Industrial Division, consisting of EVS' web inspection activities and ScanMaster’s NDT inspection business, and 2) the Microelectronic Division, consisting of EVS’ Bare Wafer Inspection activities and Yuravision’s LCD Inspection business. The Industrial Division will benefit from access to ScanMaster’s extensive blue-chip customer base, including industry-leading enterprises such as General Electric, Pratt & Whitney, General Motors, Mercedes, Daimler Chrysler, BMW, Volkswagen, Volvo Aero and others.

Commenting on the transaction, Mr. Zami Aberman, President of EVS, said, “The acquisition of ScanMaster is an important step that will help us expand our marketing reach and product portfolio while increasing the efficiency of our operations.

“As an established provider of inspection solutions for the automotive, aircraft and metals industries, ScanMaster’s solutions and markets are complementary to ours. By joining forces, we will position EVS as a provider of best-in-class inspection systems for industries with significant growth potential such as automotive, aircraft and metals, as well as the web, microelectronics and other industries that we currently target. The combination of this broad product portfolio and our deep deployment experience, together with our new presence in South Korea that we gained through the Yuravision acquisition, will enable us to address many exciting new opportunities. We look forward to benefiting from the operating synergies that we will realize through the combination of our R&D, sales, marketing and customer support organizations.”

Mr. Menashe Shohat, CEO of ScanMaster, added, “We are excited to join forces with EVS, a recognized innovator in the inspection solutions industry. We expect that Scanmaster’s product sales will begin benefiting immediately from the new channels that the transaction will open up. In addition, the transaction will allow us to accelerate our R&D efforts, including the development of advanced new digital technologies, software-based operator interfaces and ‘smart’, high precision mechanics. As a company able to offer these cutting-edge solutions together with an extensive marketing reach and the industry’s most experienced deployment and support team, EVS will be positioned for leadership in growing markets.”

About ScanMaster
ScanMaster Systems (IRT) Ltd, (www.scanmaster-irt.com) is a fully integrated company which develops, manufactures and markets products for ultrasonic non-destructive inspection. The product focus is PC-based, software intensive instrumentation and systems.

ScanMaster manufactures instruments, transducers and turnkey non-destructive inspection systems for a wide range of industrial applications, using ultrasonic techniques (‘UT’). ScanMaster’s products generally enjoy a high technological barrier to entry that translates into a limited number of potential competitors in each application niche.

Among UT equipment suppliers, ScanMaster offers the widest range of field-proven, turnkey systems for Non Destructive Testing applications.

About EVS
Elbit Vision Systems Ltd. designs, develops, manufactures, markets and supports automatic optical inspection and quality monitoring systems for the industrial, web and microelectronics industries. Company product lines improve product quality and increase production efficiency in the textile, automotive, non-woven, plastics, wafer and LCD industries.

Forward looking statements in this release with respect to the Company’s business, financial condition and results of operations are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company’s accounting policies as well as certain other risk factors which are detailed from time to time in the Company’s SEC filings.

This release and other EVS materials are available at www.kcsa.com.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT VISION SYSTEMS LTD.

Dated: September 14, 2004	By:	/s/
Yaky Yanay
Chief Financial Officer